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MAR 02 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Williams, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Place, 1650 Market Street - 53rd Floor
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven T. Grant — (215) 569-2224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

E.B.

OATH OR AFFIRMATION

I, Steven T. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Williams, L.P., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Commonwealth of Pennsylvania - Notary Seal
KIMBERLY N GRAMLICH - Notary Public
Philadelphia County
My Commission Expires Feb 24, 2024
Commission Number 1296471

Signature

President

Title

Kimberly N. Gramlich

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT WILLIAMS, L.P.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2019

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of:
Grant Williams, LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grant Williams, LP (the "Company"), as of December 31, 2019, and the related statements of operations, changes in partners' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Brown and Chelli, CPA's LLC

February 26, 2020
Bala Cynwyd, PA 19004

GRANT WILLIAMS, L.P.
DECEMBER 31, 2019
CONTENTS

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 111,141
Other Receivable	1,552
Other Assets	16,385
TOTAL ASSETS	$ 129,078

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts Payable and Accrued Expenses	$ 10,538
TOTAL LIABILITIES	10,538
Liabilities Subordinated to Claims of General Creditors	75,000
Partners' Capital	43,540
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 129,078

The accompanying notes are an integral part of these financial statements

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Investment Banking	$ 1,156,668
Commissions	14,139
Mutual Fund Fees	4,838
Total revenue	1,175,645
Expenses:	
Employees' Compensation and Payments to Partners and Benefits	$ 1,067,596
Other Operating Expenses	60,177
Total expenses	1,127,773
Net Income	$ 47,872

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net Income	$ 47,873
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	184
(Increase) decrease in operating assets:	
Other receivable	(717)
Prepaid Expense	(2,474)
Increase (decrease) in liabilities:	
Accounts payable, accrued expenses	2,929
Total adjustments	(78)
Net cash provided by operating activities	47,795
Cash flows from investing activities:	
Net cash used for investing activities	(0)
Cash flows from financing activities:	
Net cash used for financing activities	0
Net increase in cash	47,795
Cash at beginning of year	63,346
Cash at end of year	$ 111,141

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

	Partners' Capital
Balance – Beginning of Year	$ (4,332)
Capital Contributions	0
Capital Withdrawals	(0)
Net Income	47,872
Balance – End of Year	$ 43,540

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2019

Subordinated Borrowings at January 1, 2019	$ 75,000
Proceeds from subordinated notes	0
Payments of subordinated notes	0
Subordinated Borrowings at December 31, 2019	$ 75,000

The accompanying notes are an integral part of these financial statements.

GRANT WILLIAMS, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Grant Williams, L.P., (the "Company"), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities services including executing principal transactions, agency transactions and offering advisory services.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Revenue:

Mutual Fund Fees received (12b-1 fees) are recognized as income by the Company as received from the Fund Company. The company generates most of its revenue by investment banking and management advisory fees.

(e) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years.

(f) Revenue Recognition

Although total revenues may not be materially impacted, management notes changes to the disclosures based or the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgements used in evaluation when and how revenue is recognized and disclosures related to contract assets and liabilities.

NOTE 2 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements with a limited partner at December 31, 2019, are listed in the following:

Subordinated Notes, 9 percent, due March 31, 2020	75,000
Total	$ 75,000

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowing will not be renewed on March 31, 2020. The company's intention is to convert the $75,000 to equity capital.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances may exceed the FDIC insurance limit.

Monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The company generally does not require collateral or other security from its investment banking customers. During the fiscal year ended December 31, 2019 the company recognized approximately 98% of its revenue from three customers.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2019, the Company had total net capital of $100,603 which was $95,603 more than its minimum net capital requirement of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 10.47 to 1 and its debt to debt equity ratio was 63% at December 31, 2019. Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

NOTE 5 – INCOME TAXES

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2015 are no longer subject to examination by tax authorities.

NOTE 6 – SUBSEQUENT EVENT

In preparing these financial statements, the company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and or disclosed on the financial statements. Such evaluation is performed through February 24, 2020. Based on the definition and requirements of the Subsequent Event Topics of FSAB accounting standards codification, management of Grant Williams, LP is not aware of any subsequent events that would require disclosure in the financial statements.

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has selected a transition method to recognize a cumulative effective change to opening members equity in the year of adoption of the standard. As a result of this method, the Company will have no change to remembers equity as of January 1, 2018. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to- use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements. The company did not have a lease commitment during 2019 and does not have one for 2020.

SUPPLEMENTARY INFORMATION

SCHEDULE I

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL

Total partners' capital qualified for net capital	$ 43,540
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	75,000
Total capital and allowable subordinated liabilities	$ 118,540
Deductions and/or charges:	
Other assets	17,937
	17,937
Net capital before haircuts on securities positions	100,603
Haircuts on securities positions:	0
Net Capital	$ 100,603

SCHEDULE II

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 10,538
Total aggregate indebtedness	$ 10,538
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement	$ 5,000
Excess net capital at 1500%	$ 33,900
Excess net capital at 1200%	$ 32,900
Ratios: aggregate indebtedness to net capital	13.28 to 1
Debt to debt equity	63%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019.

SCHEDULE II

GRANT WILLIAMS, L.P.
RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Grant Williams, L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. As of December 28, 2017 the clearing account has been closed.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Partners of:
Grant Williams, LP

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Grant Williams LP claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Grant Williams LP stated that Grant Williams LP met the identified exemption provisions throughout the most recent fiscal year without exception. Grant Williams LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Williams LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 26, 2020

GW
GRANT WILLIAMS, LP
INVESTMENT SECURITIES, REGISTERED INVESTMENT ADVISORS

February 28, 2020

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Grant Williams LP claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2019 to December 31, 2019

2. Grant Williams LP met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2019 to December 31, 2019 without exception.

Sign: Date: 2/28/20

Steven T. Grant

President

One Liberty Place ■ 53rd Floor ■ 1650 Market Street ■ Philadelphia, PA 19103 ■ 215.564.2802 ■ Fax 215.564.2805

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Partners of:
Grant Williams, LP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Grant Williams, LP and the SIPC, solely to assist you and SIPC in evaluating Grant Williams, LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Grant Williams, LP's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2019, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Grant

Williams, LP's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Grant Williams, LP and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 26, 2020

GRANT WILLIAMS, L.P.
SIPC7 Report
DECEMBER 31, 2019

	FOCUS Part IIA (unaudited)	Statement of Income (audited)
Total revenue	$ 1,149,181	$ 1,175,645
Additions	0	0
Deductions	(15,989)	(15,989)
SIPC Net Operating Revenues	$ 1,133,192	$ 1,159,656
General Assessment @ .0015	$1,700	$1,740